November 23, 2009
Mr. Christian Windsor
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
RE: Federal Home Loan Mortgage Corporation
Comment Letter on
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-K for Fiscal Year Ended December 31, 2008, as amended
Form 10-Q for Fiscal Quarter Ended June 30, 2009
Form 8-K filed October 23, 2009

File No. 001-34139
     Dear Mr. Windsor:
     This letter is in response to the Staff’s letter of comment dated November 5, 2009, with respect to the above referenced reports. Below are Freddie Mac’s responses to the Staff’s comments. For the convenience of the Staff, we have set out each comment in bold font immediately preceding our corresponding response.
Form 10-K for Fiscal Year Ended December 31, 2008
General
1.	Please advise the staff, with a view towards improved disclosure, whether Freddie Mac has experienced any material impact upon the timing or amount of any recovery due to lawsuits contesting foreclosure or other “self-help” actions as a result of delinquency of the underlying loan where the borrower is asserting that Freddie Mac or its agents or servicers do not have title on the note for the defaulted loan. If material, please identify the total amount of loans that are subject to such claims, and identify management’s view of how these types of claims might affect both the costs of your loss mitigation efforts as well as your ability to dispose of assets securing defaulted loans. Please also discuss whether there have been any material increases in your costs of recovery as a result of these types of lawsuits.

Mr. Christian Windsor
November 23, 2009

In the course of conducting foreclosure activities, Freddie Mac’s servicers are occasionally subject to legal challenges alleging that the servicer does not have record title to the mortgage or cannot demonstrate that it holds the note, and therefore is not authorized to pursue the foreclosure. These lawsuits are infrequent and have not materially impacted the timing or amount of Freddie Mac’s recovery on defaulted mortgages.

Freddie Mac is aware of a number of recent decisions in state and bankruptcy courts that have held that the Mortgage Electronic Registration Systems lacks standing to prosecute a bankruptcy claim on behalf of a note-holder, or lacks standing to intervene in a foreclosure case on behalf of the mortgagee. None of these decisions involved loans Freddie Mac owns or guarantees.

Freddie Mac has not experienced any material increase in its costs of recovery as a result of these types of lawsuits. Management does not currently expect these types of claims to materially affect the costs of Freddie Mac’s loss mitigation efforts or Freddie Mac’s ability to dispose of assets securing defaulted loans. Freddie Mac generally would have several means of mitigating potential losses in the event the servicer did not prevail in such a case, including (i) filing a claim under the applicable title insurance policy and (ii) requiring the servicer to repurchase the loan.
2.	On page 130 of the Form 10-K and page 12 of the Form 10-Q for the Quarter ended June 30, 2009 you discuss the total principal amount outstanding for your guarantee portfolio. You also discuss your incurred losses, presented as a percentage of the total outstanding. You also indicate that due to your investment limits, you will be relying on guarantee fee income, and increases in your total exposure, to generate revenues on a going forward basis. Considering the trend of increasing losses on your guarantee portfolio, and the increase in delinquencies on conforming mortgages, please provide more analysis as to the potential impact, on both an off-balance sheet and on-balance sheet basis, of losses on your credit guarantee book of business and the impact of increases in your delinquency rate.

Our credit losses have continued to increase, primarily due to the continued credit deterioration in our single-family mortgage portfolio, reflected in further increases in delinquency rates. The primary drivers of delinquency include home prices and levels of employment. We discuss these drivers, disclose trends, and provide our view of the impacts in future periods of these trends in several places throughout our Form 10-K for the fiscal year ended December 31, 2008 and Forms 10-Q for the quarterly periods ended June 30, 2009 and September 30, 2009. The Executive Summary — Risk Management — Credit Risks, Consolidated Results of Operations — Non-Interest Expense — Provision for Credit Losses, Credit Risks and the Risk Factors sections in particular provide significant detail regarding these factors and trends. As a result, we believe that we have already provided the information that the Staff is requesting, and we will evaluate whether adding a cross-reference to discussion of these known trends and uncertainties is warranted in the Off-Balance Sheet Arrangements section

Mr. Christian Windsor
November 23, 2009

in future filings on Form 10-K and 10-Q. Further, we will adopt FASB Statement 167, “Amendments to FASB Interpretation No. 46(R),” effective January 1, 2010. This standard will require us to consolidate our single-family PC trusts and some of our Structured Transactions in our financial statements, and thus will significantly reduce the amount of our off-balance sheet arrangements.
Risk Factors
General
3.	We note the significant off-balance sheet exposure to credit losses relating to your PCs, Structured Securities and other mortgage-related guarantees. In future filings, please include a risk factor that adequately describes the risks relating to this off-balance sheet exposure. We note the disclosure on page 12 of the Form 10-Q for the fiscal quarter ended June 30, 2009.

On page 41 of our Form 10-K for the fiscal year ended December 31, 2008, we included a risk factor concerning our exposure to mortgage credit risk on our single-family mortgage portfolio. The term “single-family mortgage portfolio” includes both (i) the single-family loans that we hold on our balance sheet in our mortgage-related investments portfolio and (ii) our off-balance sheet exposure to single-family loans through PCs, Structured Securities and other mortgage-related guarantees.

In our quarterly reports on Form 10-Q filed during 2009, we included a Glossary of defined terms. The Glossary for the Form 10-Q for the quarterly period ended September 30, 2009 provided the following definition of the single-family mortgage portfolio:
Single-family mortgage portfolio — Consists of single-family loans held in our mortgage-related investments portfolio as well as those underlying PCs, Structured Securities and other mortgage-related guarantees we have issued, and exclude certain Structured Transactions and that portion of our Structured Securities that are backed by Ginnie Mae Certificates.
We believe that this definition helps to clarify that our existing risk factor addressing our exposure to mortgage credit risk on the single-family mortgage portfolio effectively addresses risks associated with our off-balance sheet exposures. We intend to continue to include the definition in the Glossary, which will be included in future filings on Form 10-K and 10-Q. Additionally, in such future filings, we will revise our risk factors, where applicable, to further emphasize that our exposure to credit losses includes credit losses related to our off-balance sheet arrangements.
Our financial condition or results of operations may be adversely affected ... page 42
4.	We note the concentration of derivative exposure among your primary derivative counterparties. Please revise this risk factor in future filings to

Mr. Christian Windsor
November 23, 2009

disclose your all derivative counterparties that represent more than 10% of your notional amount outstanding. In addition, in future filings, revise the disclosure contained in the section entitled “Derivative Counterparties” on page 61 of the Form 10-Q for the fiscal quarter ended June 30, 2009 to disclose this information.

Freddie Mac’s practice regarding disclosure of exposure to derivative counterparties has been to disclose those counterparties that individually represent more than 10% of total net uncollateralized exposure, as opposed to notional balance. We do not believe that disclosure of concentrations based on notional balance is as meaningful as net uncollateralized exposure because notional balances do not reflect our actual credit risk with derivative counterparties. We developed our practice of disclosing concentrations based on net uncollateralized exposure using the information that we believe to be material to users of our financial statements. We believe this approach is consistent with the guidance in FASB ASC 825-10-50-21, which focuses disclosure on the gross fair value of the financial instrument. Our disclosure about concentrations based on net uncollateralized exposure has historically been included in the CONCENTRATION OF CREDIT AND OTHER RISKS footnote within the financial statements. The Derivatives Counterparties section includes a cross-reference to this footnote.

In NOTE 18: CONCENTRATION OF CREDIT AND OTHER RISKS on page 269 of our Form 10-K for the fiscal year ended December 31, 2008 and in NOTE 15: CONCENTRATION OF CREDIT AND OTHER RISKS on page 162 of our Form 10-Q for the quarterly period ended June 30, 2009, we disclosed the counterparties that represented greater than 10% of our net uncollateralized exposure, including the credit rating of the counterparties.

In future filings on Form 10-K, Freddie Mac will include, in the risk factor concerning derivative counterparty credit risk, a cross reference to the discussion of exposure to individual counterparties within the CONCENTRATION OF CREDIT AND OTHER RISKS footnote where we disclose counterparties that individually represent more than 10% of total net uncollateralized exposure.
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 9: Stockholders’ Equity (Deficit), page 227
5.	Please tell us in detail and revise future filings (here or in your Summary of Significant Accounting Policies) to disclose your accounting policies (recognition, measurement, etc.) related to the warrant issued to the Treasury and describe how you determined fair value.

Mr. Christian Windsor
November 23, 2009

We have determined that the warrant issued to the U.S. Department of the Treasury (“Treasury”) by Freddie Mac is not a liability as described in FASB ASC 480. In addition, while the warrant meets the definition of a derivative in FASB ASC 815-10-15-83, it qualifies for the scope exception described in FASB ASC 815-10-15-74(a), because (i) the warrant is indexed to our stock, and (ii) based on the criteria outlined in FASB ASC 815-40, the warrant would be classified in shareholders’ equity. As a result, we account for the warrant in permanent equity. At issuance, we recognized the warrant at fair value, and we do not recognize subsequent changes in fair value while the warrant remains classified in equity. We derived the fair value of the warrant using a modified Black-Scholes model.

We will provide additional disclosure of our accounting policy for recognition and measurement of the warrant in the Freddie Mac Stockholders’ Equity (Deficit) footnote to be included in our Form 10-K for the fiscal year ended December 31, 2009. The following contains our proposed revisions (shown in bold and underlined):
Pursuant to the Purchase Agreement described above, on September 7, 2008, we, through FHFA, in its capacity as Conservator, issued a warrant to purchase common stock to Treasury. The warrant was issued to Treasury in partial consideration of Treasury’s commitment to provide funds to us under the terms set forth in the Purchase Agreement.

The warrant gives Treasury the right to purchase shares of our common stock equal to 79.9% of the total number of shares of our common stock outstanding on a fully diluted basis on the date of exercise. The warrant may be exercised in whole or in part at any time on or before September 7, 2028, by delivery to us of: (a) a notice of exercise; (b) payment of the exercise price of $0.00001 per share; and (c) the warrant. If the market price of one share of our common stock is greater than the exercise price, then, instead of paying the exercise price, Treasury may elect to receive shares equal to the value of the warrant (or portion thereof being canceled) pursuant to the formula specified in the warrant. Upon exercise of the warrant, Treasury may assign the right to receive the shares of common stock issuable upon exercise to any other person.

We account for the warrant in permanent equity. At issuance, we recognized the warrant at fair value, and we do not recognize subsequent changes in fair value while the warrant remains classified in equity. We recorded an aggregate fair value of $2.3 billion for the warrant as a component of additional paid-in-capital. We derived the fair value of the warrant using a modified Black-Scholes model. If the warrant is exercised, the stated value of the common stock issued will be reclassified to common stock in our consolidated balance sheets. The warrant was determined to be in-substance non-voting common stock, because the warrant’s exercise price of $0.00001 per share is considered non-substantive (compared to the market price of our common stock). As a result, the warrant is included in the computation of basic and diluted earnings (loss) per share. The weighted-average shares of

Mr. Christian Windsor
November 23, 2009

common stock outstanding for the years ended December 31, 2009 and 2008, respectively, included shares of common stock that would be issuable upon full exercise of the warrant issued to Treasury from the date of the issuance of the warrant through December 31, 2009 and 2008, respectively.
Form 10-K/A for Fiscal Year Ended December 31, 2008
Item 11. Executive Compensation
6.	In future filings please expand your analysis regarding the factors considered in setting the amounts of the named executives’ retention bonuses. In particular, you should disclose the targets used to determine if the “performance based” portion of the retention bonus for a named executive will vest. If you determined that you did not need to disclose the performance targets due to their potential to cause competitive harm to Freddie Mac, please provide us with your analysis. Also, to the extent that in future filings you conclude that a material performance target is confidential, you must include a discussion of the level of difficulty required to meet the target. Refer to Regulation S-K Compliance & Disclosure Interpretation 118.04 and Item 402 of Regulation S-K.

We note the disclosure provided under “Conservator’s Establishment of the Retention Program” on pages 14 — 16 of our Form 10-K/A for the fiscal year ended December 31, 2008, particularly the description of the performance goals for Messrs. Bostrom and George that is included in footnote 3 to the table on page 16. In future filings, we will expand our discussion of executive bonuses as necessary to address any additions to or changes in our executive incentive and retention programs that may occur for subsequent periods. If we determine that disclosure of future performance targets could cause competitive harm and is therefore not required, we will be prepared to provide the Staff with our analysis and will include the additional disclosure indicated in the Staff’s comments.
Form 10-Q for Fiscal Quarter Ended June 30, 2009
     Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary
MHA Program and Other Efforts to Assist the Housing Market, page 2
7.	Please advise the staff, with a view towards improved disclosure, as to the value of the loans that have participated in the HAMP process as of a recent date and the number of HAMP loans that have become delinquent during the trial period. Furthermore, please discuss any impact upon your collateral or your share of any cash flows due to the delinquency or foreclosure of a mortgage that had

Mr. Christian Windsor
November 23, 2009

participated in HAMP compared to if the loan had been foreclosed upon without participation in the program.

Under the Home Affordable Modification Program (“HAMP”), borrowers must complete a trial period of three or more months before the loan is modified. As of September 30, 2009, 471 borrowers have completed their trial periods and had their mortgage loans modified. As of this same date, there were approximately 99,000 loans in the trial period, with an aggregate pre-modified unpaid principal balance of approximately $22 billion. The 99,000 figure represents the latest information provided to us by Treasury’s Program Administrator, and is an increase over the 88,000 loans in the trial period as of September 30, 2009 we reported in our Form 10-Q for the quarterly period ended September 30, 2009.

We do not have information about the number of borrowers who have become delinquent during their trial period because our servicers are not required to report this information to us or to Treasury’s Program Administrator.

Because HAMP is still in its beginning months, we do not have meaningful comparative data regarding the impact on mortgage loan collateral due to the delinquency or foreclosure of mortgage loans that have participated in HAMP as compared to those that did not participate in the program and were foreclosed upon. A borrower’s participation in HAMP does not affect our rights in the underlying collateral. However, if housing prices continue to deteriorate, our recovery may be lower for mortgage loans that are foreclosed upon following their participation in HAMP versus those that did not participate, solely due to the passage of time. In addition, when a mortgage is modified, the reduced monthly payment does result in correspondingly reduced cash flows to us. As participation in HAMP continues, we will consider whether there is additional information that we believe would be material for users of our financial statements.

8.	We note you have implemented a number of initiatives to assist the U.S. residential mortgage market and help families keep their homes. In an effort to provide greater transparency surrounding the impact of such initiatives on your financial condition and results of operations, and to the extent not already disclosed, please provide us with and consider disclosing in your future filings, the following:
•	Provide a thorough explanation of the refinance or modification program;

We provide detailed information about the Home Affordable Refinance initiative and HAMP on pages 76 and 77 of our Form 10-Q for the quarterly period ended June 30, 2009. This disclosure also appears on pages 77 through 79 of our Form 10-Q for the quarterly period ended September 30, 2009.

In future filings on Form 10-K and 10-Q, we will put the detailed discussion of the MHA program, including the Home Affordable Refinance initiative and

Mr. Christian Windsor
November 23, 2009

HAMP, in a separate section within Management’s Discussion and Analysis of Financial Condition and Results of Operations. We will add a cross reference in the Executive Summary to such section.
•	Provide a description of the modifications made to loans modified under each initiative (or program) and the nature of the assistance provided by the Treasury, when applicable (i.e. discuss amounts to be received initially as well as over time);

We provide a description of the modifications made to loans under HAMP on page 76 of our Form 10-Q for the quarterly period ended June 30, 2009. This disclosure also appears on page 77 of our Form 10-Q for the quarterly period ended September 30, 2009. In future filings on Form 10-K and 10-Q, we will put the detailed discussion of the MHA program, including the Home Affordable Refinance initiative and HAMP, in a separate section within Management’s Discussion and Analysis of Financial Condition and Results of Operations. We will add a cross reference in the Executive Summary to such section.

We do not receive any assistance from Treasury for modifying our mortgage loans under any of our initiatives or programs. On page 76 of our Form 10-Q for the quarterly period ended June 30, 2009, we disclose that we will not receive reimbursement from Treasury for monthly payment reductions or borrower or servicer incentive fees related to HAMP. We also discuss this on pages 77 and 79 of our Form 10-Q for the quarterly period ended September 30, 2009. In future filings, we will further clarify that we do not receive assistance from Treasury for any of the other initiatives.

•	The amounts and a description of the loans that have been modified under each initiative (or program);

As of September 30, 2009, we have approximately 99,000 mortgage loans in the trial period under HAMP. Due to the effective date of HAMP, ongoing changes to the program and the length of the trial period, only a de minimis number of mortgage loans completed the trial period and converted to a modification as of September 30, 2009. In our quarterly report on Form 10-Q for the quarter ended September 30, 2009, we added a new table (Table 45) with this information. We will include a similar table in future filings on Form 10-K and 10-Q.

As noted above, we provided a description of the modifications made to loans under HAMP on page 76 of our Form 10-Q for the quarterly period ended June 30, 2009 and on page 77 of our Form 10-Q for the quarterly period ended September 30, 2009.

•	The amounts and a description of eligible loans that have not been modified under each initiative (or program);

Mr. Christian Windsor
November 23, 2009

HAMP has specific requirements for borrower eligibility. To be eligible for this program, the following requirements must be met:
•	The mortgage must have been originated on or before January 1, 2009.

•	The property must be a single-family (1 to 4 unit) primary residence for which the servicers must verify that the borrower is occupying the property as a primary residence.

•	First-lien mortgages owned, securitized, or guaranteed by Freddie Mac are eligible with current unpaid principal balances up to the conforming limits.

•	FHA, VA, and RHS guaranteed mortgages are eligible, subject to the relevant agency’s guidelines.

•	Borrowers may be (i) current or less than 31 days delinquent and default is determined to be imminent, or (ii) 31 days or more delinquent.

•	There must be affirmation of financial hardship.

•	Borrowers who may be in foreclosure, in pending litigation involving the mortgage, or who are in active bankruptcy are eligible for this program.

•	Mortgages can have been previously modified, but borrowers may not have previously entered into a trial period plan under HAMP.

•	Borrowers must currently have a monthly housing expense-to-income ratio greater than 31%.
Our servicers carry out the identification and assessment of eligible borrowers. While Freddie Mac has access to some of this information regarding borrowers seeking modifications under HAMP, there are certain eligibility requirements for which Freddie Mac does not have the information necessary to assess eligibility. For example, Freddie Mac does not know which borrowers are experiencing financial hardship or have monthly housing expense-to-income ratios exceeding 31%. Our servicers may have this information; however, it is not information they are required to provide to us. Therefore, we are unable to provide information about eligible loans that have not been modified under this initiative.

•	Quantify the payments received and expected from Treasury and a description of how these expectations affect accounting calculations, such as impairment, and allowance for credit losses; and

Under HAMP, we do not receive any payments from Treasury, except that we expect to be compensated by Treasury for some or all of our services as compliance agent for certain foreclosure avoidance activities under HAMP. The borrower and servicer incentive payments that are made are fully funded by Freddie Mac. We disclose that we do not receive reimbursement from Treasury on page 76 of our Form 10-Q for the quarterly period ended June 30, 2009 and on page 79 of our Form 10-Q for the quarterly period ended September 30, 2009 in the section titled Expected Impact of MHA Program on Freddie Mac.

Mr. Christian Windsor
November 23, 2009

•	Conditions related to the loans that give rise to a concentration of credit risk.

In the Risk Management section of our Form 10-Q for the quarterly period ended June 30, 2009, we discuss how mortgage credit risk is primarily influenced by the credit profile of the borrower on the mortgage, the features of the mortgage itself, the type of property securing the mortgage and the general economy. These factors apply to all mortgage loans in our portfolios, including those participating in HAMP or other modification initiatives. Because we are exposed to mortgage credit risk across our entire portfolio and there are no characteristics or conditions that are unique to the modification or refinance programs or initiatives that would give rise to a concentration of this risk, we do not believe we can provide any additional disclosure regarding concentrations of credit risk.
Table 2 — Credit Statistics, Single-Family Mortgage Portfolio, page 10 and
Table 3 — Credit Statistics, Non-Agency Mortgage-Related Securities ... Page 11
9.	Please tell us, with a view towards revised future disclosure, how you determined that 90-day delinquency disclosure for already modified loans was appropriate, particularly given the potentially increasing importance of modified mortgages in your total portfolio. Alternatively, please consider providing details, either as part of this presentation or as part of your presentation of efforts to support the housing market, that discloses delinquency of previously modified mortgages.

We report single-family loans as delinquent if they are 90 days or more past due, as loans that are less than 90 days past due (e.g., 30 days) often reperform. We understand that this is consistent with industry practice.

For purposes of evaluating our mortgage loan portfolio, a mortgage loan is only modified in situations where we believe that the borrower will be able to perform under the new terms of the modified mortgage. Therefore, when a loan is modified, we consider the modified loan to be a current loan. A modified loan is only reported as delinquent when the borrower misses payments on the modified mortgage in a manner similar to a non-modified mortgage loan, i.e., after 90 days. Once a delinquent loan has been modified, we no longer report it as delinquent. We understand that this is also consistent with industry practice.

We would also like to highlight for the Staff that loans modified under HAMP may be current at the time of modification, though default may be imminent.

As discussed in our response to comment 8 above, for the quarterly period ended September 30, 2009, the number of loans modified under HAMP was de minimis, so we do not believe disclosure of delinquencies, if any, of these loans is material at this time.

We are considering whether disclosure of delinquencies of previously modified mortgage loans would be material information for a user of our financial statements.

Mr. Christian Windsor
November 23, 2009

In making such a disclosure, we likely will need to apply certain parameters, such as the time between the modification and delinquency. For example, if a loan was modified in 2005 and became delinquent in 2009, it is not clear that this information would be material. On the other hand, if a loan was modified and became delinquent again within a year, this information may provide insight into the effectiveness of the modification program. However, it is not clear whether this information in isolation would provide meaningful insight into our operating results, loss estimates, or future trends.
     Consolidated Results of Operations
     Non-Interest Expense
     Provision for Credit losses, page 27
10.	We note your disclosure here and elsewhere throughout your quarterly report, that you enhanced your methodology for estimating your loan loss reserves during the second quarter of 2009. Please provide us, and disclose in future filings, the following:
•	Expanded disclosure regarding the specific revisions made to your methodology;

•	Expanded disclosure why these revisions were made and bridge the disclosure to other pertinent areas of your quarterly and annual report (e.g., Executive Summary: MHA Program and Other Efforts to Assist the Housing Market (page 2), and Summary of Significant Accounting Policies (page 106), etc.); and

•	Quantify how these specific revisions (individually and in the aggregate) impacted your financial condition and results of operations
During the quarter ended June 30, 2009, Freddie Mac implemented a new loan loss reserve model in order to enhance the existing process used to derive the loan loss reserve estimate. Our prior loan loss reserve model was developed several years ago to process inputs reflecting then-current market conditions. As market conditions changed dramatically in more recent periods, significant adjustments were required to be made to the output of the model to estimate the loan loss reserves, in order to take into consideration changing economic conditions and changes in borrower behavior that we were observing that the model was not able to consume. Examples included an adjustment made to reflect changed expectations regarding foreclosure timelines in light of our previously disclosed moratorium on home foreclosures during late 2008 and early 2009, as well as updated estimates related to current loan-to-value amounts and adjustments related to the unique factors associated with modified loans.

The new loan loss reserve model implemented during the quarter ended June 30, 2009, eliminates most, if not all, of the need to adjust the output of the model, and improved the efficiency of the process. Specifically, the new model allows us to reduce a number of adjustments management was required to make by incorporating

Mr. Christian Windsor
November 23, 2009

a more granular approach to factors such as loan-to-value ratio, original FICO score, geographic region, loan product, and delinquency status. Additionally, loans that have been modified are segregated and evaluated separately from non-modified loans within the model, which is particularly important in light of the increased activity in modified loans. These changes help us better evaluate incurred loss under the current unprecedented market conditions

Given that the prior model offered limited granularity and the new model incorporated several changes to the previous process, all of which were implemented at once, reliable individual financial impacts cannot be calculated. Only the aggregate impact of $1.4 billion could be estimated, without specific attribution to individual changes that are part of the new model.

In response to the Staff’s comment, the following is an extract of our proposed revisions to our disclosures we intend to make in our Form 10-K for the fiscal year ended December 31, 2009 (new language is shown in bold and underlined, and removed language has been struck-through):
During the second quarter of 2009, we enhanced our methodology for estimating our loan loss reserves to reduce the number of adjustments required to be made in the previous process that arose as a result of dramatic changes in market conditions in recent periods. The new process allows us to consider incorporate a greater number of loan characteristics and revisions to (1) the effects of home price changes on borrower behavior, and (2) the impact of our loss mitigation actions, including our temporary suspensions of foreclosure transfers and loan modification efforts. by giving us the ability to better integrate into the modeling process our understanding of home price changes at a more granular level and assess their impact on incurred losses. Additionally, these changes allow us to better assess incurred losses of modified loans by incorporating specific expectations related to these types of loans. We estimate the impact of this these enhancements reduced our provision for credit losses by approximately $1.4 billion during the second quarter of 2009.
Additionally, we would propose to revise our disclosure within the Summary of Significant Accounting Policies in the Form 10-K for the fiscal year ended December 31, 2009, as follows:
During the second quarter of 2009, we enhanced our methodology for estimating the reserve for losses on mortgage loans held-for-investment and the reserve for guarantee losses on PC’s. Specifically, we enhanced our methodology to consider a greater number of loan characteristics and revisions to (1) the effect of home price changes on borrower behavior; and (2) the impact of our loss mitigation actions, including our temporary suspensions of foreclosure transfers and loan modification efforts. These enhancements were made to reduce the number of adjustments required to be made in the previous process that arose as a result of dramatic changes in market conditions in recent periods. The new

Mr. Christian Windsor
November 23, 2009

process allows us to incorporate a greater number of loan characteristics by giving us the ability to better integrate into the modeling process our understanding of home price changes at a more granular level and forecast their impact on incurred losses. Additionally, these changes allow us to better assess incurred losses of modified loans by incorporating specific expectations related to these types of loans. We estimate that this these changes in methodology decreased our provision for credit losses and increased net income by approximately $1.4 billion or $0.44 per diluted common share for the three and six months ended June 30, 2009.
We concluded that we would not make any disclosure changes related to our Executive Summary: MHA Program and Other Efforts to Assist the Housing Market at this time given that these enhancements were not the direct result of our implementation of these programs and the number of loans impacted by these programs has not been material to date.
Risk Management, page 59
11.	Please provide us with details regarding mortgages that Freddie Mac has the ability to require that the underlying loan be repurchased by its larger mortgage servicers as a group as of a recent date. Please also disclose the value of loans that could have been repurchased, but for the bankruptcy of the servicer/originator.

We may require a Seller/Servicer to repurchase a mortgage loan if the Seller/Servicer has done any of the following:
•	Not complied with a requirement, term or condition of the mortgage loan purchase agreement;

•	Breached any agreement in the mortgage loan purchase agreement;

•	Delivered a mortgage loan that is not of investment quality;

•	Made false warranties or representations in the mortgage loan purchase agreement;

•	Been unable to supply satisfactory evidence of compliance with the mortgage loan purchase agreement;

•	Not underwritten and/or documented a mortgage at the time of origination in accordance with the requirements of the mortgage loan purchase agreement;

•	Failed to provide Freddie Mac with information that is true, complete and accurate concerning the mortgage; or

•	Violated or failed to comply with any applicable law designed to protect the health and safety of the mortgaged premises’ occupants (including failure to take any action available to the Seller/Servicer that would relieve the mortgage holder from liability under such law or regulation).

Mr. Christian Windsor
November 23, 2009

As we disclosed in our Underwriting Standards and Quality Control Process section on page 68 of our Form 10-Q for the quarterly period ended June 30, 2009, we review a sample of our mortgage loans. If we determine that any loan does not comply with our contractual standards, we may require the Seller/Servicer to repurchase that mortgage loan or make us whole in the event of a default. We use a sampling methodology given our large volume of mortgages and therefore are unable to disclose a dollar amount for all mortgage loans that we may have the right to require Seller/Servicers to repurchase. However, we do disclose in our Mortgage Seller/Servicers section on page 63 of our Form 10-Q for the quarterly period ended June 30, 2009, the amount of mortgage loans that were repurchased by our Seller/Servicers for the six months ended June 30, 2009. We provide comparable disclosures on pages 63 and 68 of our Form 10-Q for the quarterly period ended September 30, 2009.

In the Risk Management section on pages 63 and 64 of our Form 10-Q for the quarterly period ended June 30, 2009, we provide detailed information about our Seller/Servicers who have been adversely impacted by the current economy and are therefore unable to perform under the terms of their contractual arrangements with us. For each of these Seller/Servicers we have disclosed our estimated exposure in either the Form 10-Q for the quarterly period ended June 30, 2009, or in a prior filing; however, we have not repeated this disclosure in all periods. In our future filings on Form 10-K and 10-Q, if material, we will disclose the total estimated exposure and the total amount collected for all of our bankrupt Seller/Servicers.
Alt-A Loans, page 72
12.	Please revise this section to disclose the percentage of non-agency mortgage-related securities backed by single-family Alt-A loans that were investment grade at June 30, 2009 and December 31, 2008.

On page 47 of our Form 10-Q for the quarterly period ended June 30, 2009, we included Table 24 which provides the dollar amount of non-agency mortgage-related securities backed by Alt-A and other loans that were AAA-rated, other investment grade and below investment grade by unpaid principal balance. Additionally, Table 25 on page 48 discloses the same information by the respective percentages. In our Form 10-Q for the quarterly period ended September 30, 2009, we revised the presentation in this section by providing a cross reference to the disclosures related to mortgage-related securities, and limiting the discussion in this section to loans. We believe our existing disclosures on Tables 24 and 25, along with the cross-references added in our Form 10-Q for the quarterly period ended September 30, 2009, address the Staff’s comment. We will continue to provide these tables in our future filings on Form 10-K and 10-Q.
     Loss Mitigation Activities, page 74

Mr. Christian Windsor
November 23, 2009

13.	With a view toward revised disclosure, please explain in greater detail the initiative to provide month-to-month rentals to certain former borrowers and tenants that occupy newly-foreclosed single-family properties while in the resale process. For example, identify the number of single-family properties that are currently being rented and the amount of rental income earned on these properties. Discuss whether you intend to continue the program for the foreseeable future.

The number of individuals taking advantage of the month-to-month rental program is insignificant as only 375 leases have been executed through September 30, 2009. Consequently, the financial results of the program are not material, so we removed any reference to the program from our Form 10-Q for the quarterly period ended September 30, 2009. If this program were to become material in the future, we will make the requested disclosures.
Table 43 — Single-Family Foreclosure Alternatives, page 75
14.	We note the disclosure of the total number of loans affected by the single-family foreclosure alternatives. Please disclose the total dollar amount of these loans by category (i.e., loan modifications, repayment plans, forbearance agreements, etc.).

We believe that disclosure of the number of borrowers that were helped through alternatives to foreclosure and the alternative utilized is more relevant information than the unpaid principal balance of the loan. In response to the Staff’s comment, we will disclose in future filings on Form 10-K and 10-Q the pre-modification unpaid principal balance in addition to the loan count for the various foreclosure alternatives.
Home Affordable Modification Program, page 76
15.	Please confirm that you will revise future filings to disclose, as of the most recent practicable date, the dollar amount of monthly payment reductions for loans you own or guarantee, as well as all servicer and borrower incentive fees.

As of September 30, 2009, the amounts of payment reductions and servicer and borrower incentive fees have not been material. In response to the Staff’s comment, we will include this information in future filings on Form 10-K and 10-Q.
Item 1. Financial Statements
Notes to Consolidated Financial Statements (Unaudited)
Note 15: Concentrations of Credit and Other Risks, page 158
16.	We note your disclosure on page 160 that all of your mortgage insurance counterparties received credit rating downgrades in the first half of 2009 and

Mr. Christian Windsor
November 23, 2009

Triad Guaranty Insurance Corporation began paying valid claims 60% in cash and 40% in deferred payment obligations. Please tell us, and disclose in future filings, how you factored in these credit changes and changes in circumstances related to deferred payments in your estimate for loan loss reserves.

Freddie Mac does not create individual reserves for specific mortgage insurance companies (e.g., Triad) in our loan loss reserve process. However, our modeling process does incorporate expectations regarding the collectability of funds from insurance companies, in the aggregate, based on overall collections experience up to the balance sheet date. To the extent that we believe that current collections do not reflect expected future recoveries, we make appropriate adjustments.

Freddie Mac has provided a full reserve against those amounts that Triad has remitted in the form of deferred payment obligations. In fact, all of our mortgage insurance and credit enhancement receivables from mortgage insurance counterparties are assessed for collectability with appropriate reserves recorded where amounts are not considered probable of being collected.

We refer the Staff to page 195 of our Form 10-K for the fiscal year ended December 31, 2008, which is the section of NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES related to how we establish loan loss reserves. We disclose that among the factors we evaluate in determining our loan loss reserves are expected proceeds from mortgage insurance contacts, as well as the counterparty credit of mortgage insurers. In future filings on Form 10-K and 10-Q, we will provide cross-references to this note, or add a disclosure that indicates how such situations are considered in determining the loan loss reserve, as appropriate.
Form 8-K filed October 23, 2009
17.	Please advise the staff, with a view towards revised future disclosure, whether the Treasury’s participation in this program will impact the availability of funding under the Purchase Agreement.

On October 19, 2009, we entered into a Memorandum of Understanding (“MOU”) with Treasury, the Federal Housing Finance Agency, and Fannie Mae. Under the terms of the MOU, Freddie Mac, along with Fannie Mae and Treasury, will provide assistance to state and local housing finance agencies so that they can continue to meet their mission of providing affordable financing for single-family and multifamily housing. The MOU is separate and independent from the Purchase Agreement that we executed with Treasury in September 2008. Therefore, Treasury’s participation in this program will not impact the availability of funding under the Purchase Agreement. We added an explicit disclosure to this effect in our Form 8-K/A filed on November 19, 2009 and will include comparable disclosure in our Form 10-K for the fiscal year ended December 31, 2009.

Mr. Christian Windsor
November 23, 2009

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     Freddie Mac acknowledges that (i) Freddie Mac is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Freddie Mac may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions about this submission, please contact Timothy Kviz, Vice President — Accounting Policy (703-714-3800) or Kevin MacKenzie, Vice President and Deputy General Counsel — Securities (703-903-2710).
     Sincerely,
Ross Kari

Executive Vice President — Chief Financial Officer
cc: Mr. Charles E. Haldeman, Jr., Chief Executive Officer
Mr. Christopher S. Lynch, Freddie Mac Audit Committee Chairman
Mr. William J. Lewis, PricewaterhouseCoopers LLP
Ms. Wanda DeLeo, Federal Housing Finance Agency